September 29, 2025

Lanny Baker
Chief Financial Officer
Etsy, Inc.
117 Adams Street
Brooklyn, NY 11201

        Re: Etsy, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2024
            Filed February 19, 2025
Dear Lanny Baker:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services